UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________________

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

______________________________________

Just Energy Group Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

48213W408
(CUSIP Number)

Pacific Investment Management Company LLC
Attention: Zephram Yowell, Senior Vice President, Senior Counsel
650 Newport Center Drive
Newport Beach, California 92660
(949) 720-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2022
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W408	Page 2 of 6

1.	NAME OF REPORTING PERSON

Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

13,872,207
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

13,872,207
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,872,207
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.9%(1)
14.	TYPE OF REPORTING PERSON

IA, OO

(1)
The number of shares outstanding for purposes of this percentage calculation is based on the 48,078,637 Common Shares reported as issued and outstanding as of December 31, 2021, as reported in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on February 17, 2022.

CUSIP No. 48213W408	Page 3 of 6

AMENDMENT NO. 2 TO SCHEDULE 13D
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on October 8, 2020, as amended by Amendment No. 1 thereto filed on May 26, 2021 (the “Schedule 13D”), relating to the common shares, no par value per share (the “Common Shares”), of Just Energy Group Inc., a Canada Business Corporations Act (“CBCA”) corporation. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise stated herein, capitalized terms used but not defined in this Amendment No.2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2.	Identity and Background.
Schedule A, as previously filed in this Item 2, is hereby amended and restated in its entirety, as set forth in Schedule A below.
Item 4.	Purpose of Transaction.
This Item 4 is hereby amended to add the following:
Plan Support Agreement
In connection with the Issuer’s proceedings under the CCAA (the “CCAA Proceedings”) and under Chapter 15 of the United States Bankruptcy Code, on May 12, 2022, certain affiliates of PIMCO, including the PIMCO Entities (collectively, the “Plan Sponsor”), entered into a plan support agreement (the “Plan Support Agreement”) with (i) the Issuer and certain of its subsidiaries (collectively, the “Just Energy Entities”), (ii) Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P., and Shell Trading Risk Management, LLC, (iii) CBHT Energy I LLC, an affiliate of the Plan Sponsor, (iv) certain secured lenders of the Just Energy Entities party thereto and (v) certain unsecured creditors of the Just Energy Entities party thereto. Capitalized terms used but not defined under this heading shall have the meaning ascribed to them in the Plan Support Agreement.
The Plan Support Agreement contemplates the implementation of a recapitalization and financial restructuring (the “Restructuring”) of the Just Energy Entities through: (i) a reorganization of the Just Energy Entities, (ii) a rights offering for the issuance of approximately $192.5 million of new common equity which will be backstopped by the Plan Sponsor pursuant to the Backstop Commitment Letter (as defined below), (iii) the issuance of new preferred equity, which will be owned entirely by certain affiliates of PIMCO, and new common equity, (iv) the cancellation for no consideration of all outstanding shares of the Issuer and (v) the entry into the New Credit Agreement and the New Intercreditor Agreement. The Restructuring will be effectuated through a plan of compromise and arrangement in the CCAA Proceedings (the “Plan”), and the Plan will be recognized in the United States under Chapter 15 of the United States Bankruptcy Code. Upon the consummation of the Plan, the Issuer and the new parent company of the Just Energy Entities will be a private company and will no longer be a reporting company under Canadian or U.S. securities laws.
The Plan Support Agreement contains certain covenants on the part of the parties thereto, as well as certain conditions to the obligations of such parties and for termination upon the occurrence of certain events, including, without limitation, the failure to achieve certain milestones and certain breaches by the parties under the Plan Support Agreement. The material terms of the Restructuring are set forth in the term sheet attached as Exhibit C to the Plan Support Agreement.

CUSIP No. 48213W408	Page 4 of 6

Backstop Commitment Letter
In connection with the Plan Support Agreement, on May 12, 2022, the Plan Sponsor entered into a Backstop Commitment Letter (the “Backstop Commitment Letter”) with Just Energy (U.S.) Corp., pursuant to which the Plan Sponsor (the “Backstop Parties”) have agreed to backstop the approximately $192.5 million rights offering contemplated by the Plan Support Agreement. Capitalized terms used but not defined under this heading shall have the meaning ascribed to them in the Backstop Commitment Letter.
Under the Backstop Commitment Letter, the Backstop Parties have agreed, subject to the terms and conditions of the Backstop Commitment Letter, to (i) purchase new common equity of the new parent company of the Just Energy Entities, (ii) subscribe for and receive its pro rata share of any unsubscribed new common equity in the rights offering and (iii) subscribe for and receive its pro rata share of new common equity in the rights offering upon the failure by another participant to fulfill its subscription obligations by the participation deadline. The issuance of the new common equity under the rights offering will represent in the aggregate 80% of the new common equity of the new parent company of the Just Energy Entities.
Under the Backstop Commitment Letter, Just Energy (U.S.) Corp. has agreed to issue and deliver 10% of the outstanding New Common Shares on the Effective Date, which will constitute Backstop Commitment Fee Shares. In addition, Just Energy (U.S.) Corp. has agreed to pay a termination fee of $15 million to the Backstop Parties if the Plan Support Agreement is terminated under certain circumstances. Pursuant to the Backstop Commitment Letter, the term loan lenders of the Just Energy Entities will be entitled to participate in the rights offering as backstop parties for their pro rata shares of new common equity.
The Backstop Parties’ commitments to backstop the rights offering and the other transactions contemplated by the Backstop Commitment Letter are conditioned upon the satisfaction of all applicable conditions set forth in the Backstop Commitment Letter. The issuances of New Equity Offering Shares are conditioned upon, among others, the granting of an Authorization Order by the CCAA Court in the CCAA Proceedings and the Plan’s effectiveness.
The foregoing are summaries of certain material terms of the Plan Support Agreement and the Backstop Commitment Letter. The foregoing descriptions are not, and do not purport to be, complete and, except as otherwise described above, are qualified in their entirety by reference to the full text of the forms of those documents, which have been filed as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.
Except as described in this Amendment No. 2 to Schedule 13D in connection with the Restructuring, or as would occur upon completion of any of the matters discussed herein, the PIMCO Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 is amended to add and incorporate the responses set forth in Item 4 herein in their entirety.
Item 7.	Material to be Filed as Exhibits.
The following additional materials are filed as Exhibits to this Amendment No. 2:
Exhibit 99.3
Plan Support Agreement, dated as of May 12, 2022, by and among the Just Energy Entities, the Plan Sponsor and the other parties thereto (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 6-K, filed with the SEC on May 13, 2022).

Exhibit 99.4
Backstop Commitment Letter, dated as of May 12, 2022, by and among the Initial Backstop Parties party thereto and Just Energy (U.S.) Corp. (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 6-K, filed with the SEC on May 13, 2022).

CUSIP No. 48213W408	Page 5 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 13, 2022
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Nagler
Name: Jason Nagler
Title: Senior Vice President

CUSIP No. 48213W408	Page 6 of 6

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director – Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director – Chief Investment Officer (U.S. Core Strategies)	United States
Julie Meggers	Managing Director – Executive Committee, Global Co-Head of Human Resources	United States
Emmanuel Roman	Managing Director – Executive Committee, Chief Executive Officer	United States
Jerome M. Schneider	Managing Director – Executive Committee	United States
Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States